Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Warrant Exercise Generates $8.4 million in Cash for Westport

     -Technology Partnerships Canada Program Successfully Delivers Financial
Returns to Government of Canada-

     VANCOUVER, April 14 /CNW/ - Westport Innovations Inc. (TSX:WPT/
NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that 790,614 warrants previously issued to Industry Canada, a department of the Government of Canada, have been exercised at a price of $10.65 per warrant generating $8.4 million in cash for the company. Each warrant entitled the holder to one common share of Westport.
As a result of the exercise of warrants, the total outstanding number of
Westport common shares has increased to 39,325,853 from 38,535,239.
     The warrants were issued to Industry Canada under its former Technology
Partnerships Canada (TPC) Program. Under the TPC program, Westport received
$18.9 million to support the development of high-performance low-emissions engines for vehicles. Much of that development is now being commercialized through the Westport HD system. TPC funding supported approximately 80 jobs during the work phase of the project, which was successfully concluded on
March 31, 2008. Under the terms of the TPC agreement, Westport is also obligated to pay the greater of $1.35 million or 0.33% of annual gross revenues until March 31, 2018. Westport made its first annual payment of $1.35 million in 2009.
     "We are pleased to be part of a successful partnership with TPC that has provided Canada with a leadership position in gaseous fuels engine development at a time when demand for such products is increasing," said David Demers, CEO of Westport Innovations. "Government funding plays a key role in developing new technologies such as our Westport HD system, helping create highly technical jobs and leverage public and private investment in research and development. We have appreciated TPC's support over the years, and we are glad to see them financially rewarded for their investment in Westport."

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. The Westport GX engine and LNG system for heavy duty Class 8 trucks offers class-leading emissions and allows trucking fleets to move to lower-cost, domestically available natural gas. Cummins Westport
Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport
Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper Engines Inc., offers light-duty LPG and natural gas engine solutions for industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at
www.westport.com, or follow us on Twitter (at)WestportWPRT.

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the development of new engines, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Inquiries: Darren Seed, Vice President,
Investor Relations & Communications, Westport Innovations Inc., Phone: (604)
718-2046, Email: invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 08:00e 14-APR-10